January 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549-3720

Attention:	Bradley Ecker
Jennifer Angelini

Re:	Better Choice Co Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 26, 2024
File No. 001-40477

Dear Mr. Ecker:

On behalf of our client, Better Choice Company, Inc. (“the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 2, 2025 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14A submitted on December 26, 2024 (the “Proxy Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Proxy Statement (the “Revised Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.

Preliminary Proxy Statement on Schedule 14A

General

1. Your filing was tagged in the EDGAR system as a PRE 14A rather than as a PREM 14A, yet it appears to relate to a business combination. In this regard, we note disclosure on page 8 that shareholders of SRx Health Solutions, Inc. are expected to own 87% of the combined company, resulting in a change of control. Please file with the tag PREM 14A or tell us why you believe you are not required to do so.

We have filed the Revised Proxy Statement with the PREM 14A designation.

2. Please file the annexes listed on page 36 with your revised proxy statement.

We have filed the annexes listed on page 36 with the Revised Proxy Statement

Securities and Exchange Commission

January 6, 2025

If you have questions with respect to the Revised Proxy Statement or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com.

Sincerely,

/s/ Louis Lombardo
Louis Lombardo